MIGENIX Inc.

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC V6S 2L2

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Announces Management Change

Vancouver, BC, CANADA & San Diego, CA, USA – October 3, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases and degenerative diseases, has received notice that Nancy S. Coulson, Senior Vice President, Product Development, is resigning from the Company, effective October 16, 2005 to accept a senior position at a global pharmaceutical company based in the United States. Jim DeMesa, MD, President & CEO of MIGENIX will, on an interim basis, lead the Company’s Product Development group while the Company completes a search for a permanent replacement for Ms. Coulson.

"We want to thank Nancy for her many contributions to the Company, including having built a solid clinical and regulatory team here at MIGENIX with the experience and capability to manage our product development process," said Dr. DeMesa. "We wish Nancy all the best in the future."

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.